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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 14D-1

                            (AMENDMENT NO. 10)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  SCHEDULE 13D

                            (AMENDMENT NO. 10)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                        SHOREWOOD PACKAGING CORPORATION
                           (Name of Subject Company)

                                ---------------

                             CHESAPEAKE CORPORATION
                                SHEFFIELD, INC.
                                   (Bidders)

                                ---------------

                    Common Stock, $0.01 Par Value Per Share
                         (Including Associated Rights)
                         (Title of Class of Securities)

                                ---------------

                                   825229107
                     (CUSIP Number of Class of Securities)

                                ---------------

                               Thomas H. Johnson
                      President & Chief Executive Officer
                             Chesapeake Corporation
                             1021 East Cary Street
                         Richmond, Virginia 23218-2350
                                 (804) 697-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                   Copies to:
                             Gary E. Thompson, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                 (804) 788-8200

                                ---------------

                             January 31, 2000
            (Date of Event Which Requires Filing of This Statement)
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  This Amendment No. 10 to Schedule 14D-1 supplements and amends the Tender
Offer Statement on Schedule 14D-1, filed on December 3, 1999 (as amended, the "Schedule 14D-1"), by Sheffield, Inc., a Delaware corporation ("Purchaser"), and Chesapeake Corporation ("Chesapeake"), a Virginia corporation and the direct owner of all of the outstanding capital stock of Purchaser. The
Schedule 14D-1 relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company"), not directly or indirectly owned by Chesapeake and its subsidiaries, for a purchase price of $17.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-1. This Amendment No. 10 to Schedule 14D-1 also constitutes Amendment No. 10 to the statement on
Schedule 13D of Purchaser and Chesapeake, filed on November 30, 1999.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

  (b) The text of Section 10 of the Offer to Purchase is hereby amended and supplemented by adding thereto the following:

  On January 31, 2000, Chesapeake issued the following press release:

FOR IMMEDIATE RELEASE

                CHESAPEAKE IDENTIFIES INDEPENDENT NOMINEES

                    FOR SHOREWOOD CONSENT SOLICITATION

(Richmond, VA-- January 28, 2000) Chesapeake Corporation (NYSE: CSK) announced it has filed amended preliminary materials with the Securities and Exchange Commission relating to its planned solicitation of consents from the stockholders of Shorewood Packaging Corporation (NYSE: SWD). The consent solicitation would request Shorewood stockholders to, among other things, remove from Shorewood's bylaws the provision establishing a staggered board of directors, remove the current members of the board of directors, reduce the size of the board to three members and fill the newly created vacancies on the board with independent nominees. The independent nominees are Charles M. Elson, Claude B. Owen, Jr. and John E. Stokely. Chesapeake expects that the independent nominees, if elected and subject to their fiduciary duties and applicable law, will seek to maximize value for the Shorewood stockholders.

The consent solicitation is intended to expedite the prompt consummation of Chesapeake's proposed acquisition of Shorewood through its pending $17.25 per share cash tender offer, subject to each nominee's fiduciary responsibility. Each nominee has expressly agreed that, as a director of Shorewood and as a nominee for election to Shorewood's board of directors, the nominee will exercise his independent judgment, act in accordance with his fiduciary duties as a director of Shorewood and will not be required to reflect the views of Chesapeake. In addition, each nominee has agreed that, following his election to Shorewood's board of directors, he will have no obligation of any kind to Chesapeake, except in its capacity as a stockholder of Shorewood, and only to the extent of duties owed to all Shorewood stockholders generally.

Charles M. Elson has been a law professor at Stetson University since 1990 and of counsel to the law firm of Holland & Knight LLP since 1995. He is also a Trustee of Talledega College and a Salvatori Fellow of the Heritage Foundation. He is a member of the National Association of Corporate Directors' Commissions on Director Compensation, Director Professionalism, CEO Succession and Audit Committees. Mr. Elson is also a director of Sunbeam Corp., a consumer products company, and Nuevo Energy Co., an oil and gas development company.

Claude B. Owen, Jr. retired in May 1999, after serving four years as Chairman of the Board and Chief Executive Officer of DIMON Incorporated (successor to Dibrell Brothers Incorporated), the world's second largest tobacco merchant. From 1993 until 1995, Mr. Owen was Chairman of the Board, Chief Executive Officer and President of Dibrell Brothers. Mr. Owen is also a director of American National Bankshares Inc., a bank holding company.


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


John E. Stokely has worked as a consultant since August 1999, after serving since 1998 as Chairman of the Board, President and Chief Executive Officer of Richfood Holdings, Inc. Richfood was the leading wholesale food distributor and food retailer in the Mid-Atlantic region. Between 1991 and 1999, Mr. Stokely held various senior executive positions at Richfood, including President, from 1995 until August 1999, and Chief Executive Officer, from 1996 until August 1999. Mr. Stokely is also a director of Performance Food Group Company, a food distributor, and Nash Finch Co., a food wholesaler and retailer.

Chesapeake Corporation, headquartered in Richmond, Va., is a global leader in specialty packaging and merchandising services. Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for litho-laminated packaging, the leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1999 were $1.2 billion. Chesapeake's website is www.cskcorp.com.

                                  # # #

This news release may contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. While the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not applicable to forward-looking statements made in connection with a tender offer, it has not been judicially determined whether such safe harbor provisions apply to forward-looking statements in a consent solicitation conducted in connection with a tender offer. The accuracy of such forward-looking statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

               CERTAIN INFORMATION CONCERNING PARTICIPANTS

Chesapeake Corporation ("Chesapeake") and Sheffield, Inc., a wholly owned subsidiary of Chesapeake ("Purchaser"), and certain other persons named below may be deemed to be participants in a consent solicitation (the "Consent Solicitation") that may be conducted by Chesapeake and Purchaser in connection with the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock ("Shares") of Shorewood Packaging Corporation ("Shorewood") for $17.25 per Share net to the seller in cash. The participants in this solicitation may include: (i) the directors of Chesapeake (Harry H. Warner, Chairman of the Board; Thomas H. Johnson, President & Chief Executive Officer; Robert L. Hintz; James E. Rogers; John W. Rosenblum; Frank
S. Royal; Wallace Stettinius; Richard G. Tilghman; Joseph P. Viviano; and Hugh
V. White, Jr.); and (ii) certain officers of Chesapeake: J.P. Causey Jr., Senior Vice President, Secretary & General Counsel; Andrew J. Kohut, Senior Vice President-Strategic Business Development; Octavio Orta, Executive Vice President-Display & Packaging; William T. Tolley, Senior Vice President-Finance & Chief Financial Officer; Molly Remes, Director-Corporate Communications; and Joel Mostrom, Vice President-Land Development. As of the date of this communication, approximately 14.9% of the outstanding Shares of Shorewood, or approximately 4.1 million Shares, are beneficially owned by Chesapeake and Purchaser (including Shares to be purchased pursuant to a stock purchase agreement between Chesapeake and a third-party). Chesapeake has retained Goldman, Sachs & Co. ("Goldman Sachs") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its co-financial advisors in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. Chesapeake and Purchaser have retained Goldman Sachs and DLJ to act as their Co-Dealer Managers in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Chesapeake and Purchaser have agreed to indemnify Goldman Sachs and certain related persons and DLJ and certain related persons against liabilities, including certain liabilities under the federal securities laws, arising out of each of their engagements. Neither Goldman Sachs nor DLJ believes that they or

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any of their respective partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Exchange Act in the solicitation of proxies and/or consents, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs or DLJ. In connection with Goldman Sachs' role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: Ravi Sinha, George Mattson, James Katzman, Peter Comisar and Jason Gilbert. In connection with DLJ's role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: L. Price Blackford, Doug Brown, Daniel Schleifman, Robert Simensky and Andrew Kramer. Goldman Sachs and DLJ each engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman Sachs and/or DLJ may trade securities of Shorewood for each of their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Goldman Sachs and DLJ has each informed Chesapeake that, as of the date hereof, neither of them holds any Shares for its own account. Goldman Sachs or DLJ and/or certain of their respective affiliates may have voting and dispositive power with respect to certain Shares held in asset management, brokerage and other accounts. Goldman Sachs, DLJ, and each such of their respective affiliates disclaim beneficial ownership of such Shares. Other than as set forth herein, to the knowledge of Chesapeake and Purchaser, as of the date of this communication, none of Chesapeake, Purchaser, any of their respective directors, executive officers, employees or other representatives, or other persons known to Chesapeake or Purchaser who may solicit consents has any interest, direct or indirect, in Shorewood by security holding or otherwise.

                                  # # #

For media
relations,    For investor relations,
call:         call:
Molly Remes   William Tolley/Joel Mostrom
804-697-1110    804-697-1157/804-697-1147

                     Joele Frank / Josh Silverman

                     J. Frank Associates

                     212-355-4449 ext. 107/121



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

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2000

                                          CHESAPEAKE CORPORATION

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                              Senior Vice President, Secretary
                                                     & General Counsel

                                          SHEFFIELD, INC.

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                                 Vice President & Secretary

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